# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stablecoin Development Corp, CIK 0001389545
CUSIP: 66987P508
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, EMERYVILLE, California (CA), 94608
Date of event which requires filing of this statement: 06/15/2026
Filed by CIK 0001990517
Persons authorized to receive notices and communications: R01 FUND LP, 1111 Lincoln Road, Suite 500, Miami Beach, Florida (FL), 33139, 305-982-7994

## Reporting persons
- R01 Fund LP (CIK 0001990517): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 33,404,510; sole dispositive power 0; shared dispositive power 33,404,510; aggregate amount beneficially owned 33,404,510 (46.9% of the class)
  Comment: This Amendment No. 6 is being filed to update the beneficial ownership of the Reporting Persons to reflect the exercise in full of the 11,332,020 shares of Common Stock issuable upon the exercise of the pre-funded warrants issued by the Issuer to R01 Fund LP and other investors on October 16, 2025 (the "Pre-Funded Warrants," and such shares issuable upon their exercise, the "Warrant Shares"). The Reporting Persons paid the exercise price on a cashless basis, resulting in the withholding of 24,720 of the Warrant Shares to pay the exercise price and issuing to the Reporting Persons the remaining 11,307,300 Warrant Shares. The percentage calculation set forth above is based on 27,835,180 shares of common stock outstanding as of June 15, 2026 and also contemplates the cashless exercise of 11,332,020 shares of Common Stock underlying the Pre-Funded Warrants issued by the Issuer to Framework Ventures IV L.P., Framework Ventures Management LLC, Framework Ventures IV GP LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom are considered to be in a "group" with R01 Fund LP, R01 Capital LLC, R01 Capital Manager LLC and Kazley for purposes of Rule 13d-3 under the Exchange Act. The reported securities may also be deemed to be beneficially owned by R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein.
- R01 Capital LLC (CIK 0002091715): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 33,404,510; sole dispositive power 0; shared dispositive power 33,404,510; aggregate amount beneficially owned 33,404,510 (46.9% of the class)
  Comment: This Amendment No. 6 is being filed to update the beneficial ownership of the Reporting Persons to reflect the exercise in full of the 11,332,020 shares of Common Stock issuable upon the exercise of the pre-funded warrants issued by the Issuer to R01 Fund LP and other investors on October 16, 2025 (the "Pre-Funded Warrants," and such shares issuable upon their exercise, the "Warrant Shares"). The Reporting Persons paid the exercise price on a cashless basis, resulting in the withholding of 24,720 of the Warrant Shares to pay the exercise price and issuing to the Reporting Persons the remaining 11,307,300 Warrant Shares. The percentage calculation set forth above is based on 27,835,180 shares of Common Stock outstanding as of June 15, 2026 and also contemplates the cashless exercise of 11,332,020 shares of Common Stock underlying the Pre-Funded Warrants issued by the Issuer to Framework Ventures IV L.P., Framework Ventures Management LLC, Framework Ventures IV GP LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom are considered to be in a "group" with R01 Fund LP, R01 Capital LLC, R01 Capital Manager LLC and Kazley for purposes of Rule 13d-3 under the Exchange Act. The reported securities may also be deemed to be beneficially owned by R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein.
- R01 Capital Manager LLC (CIK 0002091724): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 33,404,510; sole dispositive power 0; shared dispositive power 33,404,510; aggregate amount beneficially owned 33,404,510 (46.9% of the class)
  Comment: This Amendment No. 6 is being filed to update the beneficial ownership of the Reporting Persons to reflect the exercise in full of the 11,332,020 shares of Common Stock issuable upon the exercise of the pre-funded warrants issued by the Issuer to R01 Fund LP and other investors on October 16, 2025 (the "Pre-Funded Warrants," and such shares issuable upon their exercise, the "Warrant Shares"). The Reporting Persons paid the exercise price on a cashless basis, resulting in the withholding of 24,720 of the Warrant Shares to pay the exercise price and issuing to the Reporting Persons the remaining 11,307,300 Warrant Shares. The percentage calculation set forth above is based on 27,835,180 shares of Common Stock outstanding as of June 15, 2026 and also contemplates the cashless exercise of 11,332,020 shares of Common Stock underlying the Pre-Funded Warrants issued by the Issuer to Framework Ventures IV L.P., Framework Ventures Management LLC, Framework Ventures IV GP LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom are considered to be in a "group" with R01 Fund LP, R01 Capital LLC, R01 Capital Manager LLC and Kazley for purposes of Rule 13d-3 under the Exchange Act. The reported securities may also be deemed to be beneficially owned by R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein.
- Kazley Michael John (CIK 0002091727): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 33,404,510; sole dispositive power 4,118,828; shared dispositive power 33,404,510; aggregate amount beneficially owned 37,523,338 (49.8% of the class)
  Comment: This Amendment No. 6 is being filed to update the beneficial ownership of the Reporting Persons to reflect the exercise in full of the 11,332,020 shares of Common Stock issuable upon the exercise of the pre-funded warrants issued by the Issuer to R01 Fund LP and other investors on October 16, 2025 (the "Pre-Funded Warrants," and such shares issuable upon their exercise, the "Warrant Shares"). The Reporting Persons paid the exercise price on a cashless basis, resulting in the withholding of 24,720 of the Warrant Shares to pay the exercise price and issuing to the Reporting Persons the remaining 11,307,300 Warrant Shares. The percentage calculation set forth above is based on 27,835,180 shares of Common Stock outstanding as of June 15, 2026 and also contemplates the cashless exercise of 11,332,020 shares of Common Stock underlying the Pre-Funded Warrants issued by the Issuer to Framework Ventures IV L.P., Framework Ventures Management LLC, Framework Ventures IV GP LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom are considered to be in a "group" with R01 Fund LP, R01 Capital LLC, R01 Capital Manager LLC and Kazley for purposes of Rule 13d-3 under the Exchange Act. The reported securities may also be deemed to be beneficially owned by R01 Capital LLC, R01 Capital Manager LLC and Michael Kazley, each of which or whom disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Stablecoin Development Corp
Address of issuer's principal executive offices: 2000 POWELL STREET, SUITE 1150, EMERYVILLE, California (CA), 94608
Comment: Explanatory Note: This Amendment No. 6 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 15, 2025, as amended and supplemented by that certain Amendment No. 1 to Schedule 13D filed on October 25, 2025, as amended and supplemented by that certain Amendment No. 2 to Schedule 13D filed on January 20, 2026, as amended and supplemented by that certain Amendment No. 3 to Schedule 13D filed on April 2, 2026, as amended and supplemented by that certain Amendment No. 4 to Schedule 13D filed on April 30, 2026, and as amended and supplemented by that certain Amendment No. 5 to Schedule 13D filed on May 19, 2026 (as amended, the "Statement") by R01 Fund LP ("R01") with respect to the Common Stock of Stablecoin Development Corporation (the "Company"). This Amendment No. 6 is being filed to update the beneficial ownership of the Reporting Persons to reflect the exercise in full of the 11,332,020 shares of Common Stock issuable upon the exercise of the pre-funded warrants issued by the Issuer to R01 Fund LP and other investors on October 16, 2025 (the "Pre-Funded Warrants," and such shares issuable upon their exercise, the "Warrant Shares"). The Reporting Persons paid the exercise price on a cashless basis, resulting in the withholding of 24,720 of the Warrant Shares to pay the exercise price and issuing to the Reporting Persons the remaining 11,307,300 Warrant Shares. Unless otherwise defined herein, capitalized terms used in this Amendment No. 6 shall have the meanings ascribed to them in the Statement. Unless amended or otherwise stated below, the information for R01 in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
R01 Fund LP, R01 Capital LLC and R01 Capital Manager LLC beneficially own an aggregate of 33,404,510.00 shares of Common Stock (the "R01 Shares"). The R01 Shares represent approximately 46.9% of the outstanding shares of Common Stock. This percentage calculation is based on 27,835,180 shares of Common Stock outstanding as of June 15, 2026 and also contemplates the cashless exercise of 11,332,020 shares of Common Stock underlying the Pre-Funded Warrants issued by the Issuer to Framework Ventures IV L.P., Framework Ventures Management LLC, Framework Ventures IV GP LLC, Vance Spencer and Michael Ernest Anderson, each of which or whom are considered to be in a "group" with the Reporting Persons for the purposes of Rule 13d-3 under the Exchange Act.

Michael Kazley beneficially owns an aggregate of 37,523,338.00.00 shares of Common Stock (the "Kazley Shares", and together with the R01 Shares, the "Subject Shares"). The Kazley Shares represent approximately 49.8% of the outstanding shares of Common Stock. This percentage calculation is based on 27,835,180 shares of Common Stock outstanding as of June 15, 2026 and also contemplates the cashless exercise of 11,332,020 shares of Common Stock underlying the Pre-Funded Warrants issued by the Issuer to Framework Ventures IV L.P., Framework Ventures Management LLC, Framework Ventures IV GP LLC, Vance Spencer and Michael Ernest Anderson, each of which are considered to be in a "group" with the Reporting Persons for the purposes of Rule 13d-3 under the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote:
R01 Fund LP, R01 Capital LLC and R01 Capital Manager LLC: 0 shares of Common Stock
Michael Kazley: 0 shares of Common Stock

2. Shared power to vote or direct vote:
R01 Fund LP, R01 Capital LLC and R01 Capital Manager LLC: 33,404,510.00 shares of Common Stock
Michael Kazley: 33,404,510.00 shares of Common Stock

3. Sole power to dispose or direct the disposition: R01 Fund LP, R01 Capital LLC and R01 Capital Manager LLC: 0 shares of Common Stock
Michael Kazley: 4,118,828 shares of Common Stock

4. Shared power to dispose or direct the disposition:
R01 Fund LP, R01 Capital LLC and R01 Capital Manager LLC: 33,404,510.00 shares of Common Stock
Michael Kazley: 33,404,510.00 shares of Common Stock
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, none of the Reporting Persons have effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Subject Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- R01 Fund LP: /s/ Michael Kazley, Michael Kazley / Principal (06/17/2026)
- R01 Capital LLC: /s/ Michael Kazley, Michael Kazley / Managing Member (06/17/2026)
- R01 Capital Manager LLC: /s/ Michael Kazley, Michael Kazley / Managing Member (06/17/2026)
- Kazley Michael John: /s/ Michael Kazley, Michael Kazley (06/17/2026)